                                                                EXHIBIT 99.B15

                              PIC INVESTMENT TRUST

                    DISTRIBUTION PLAN PURSUANT TO RULE 12b-1

        This Plan (the "Plan") dated the ____ day of ________, 199_, is the written plan contemplated by Rule 12b-1 (the "Rule") under the Investment Company Act of 1940 (the "Act") of PIC Pinnacle Growth Fund and PIC Pinnacle Small Company Growth Fund (the "Funds"), each a series of PIC Investment Trust (the "Trust").

                                 W H E R E A S:

        The Trust is registered as an open-end investment company under the Act, currently consists of six series (PIC Growth Fund, PIC Balanced Fund, PIC Small Company Growth Fund, PIC Pinnacle Growth Fund, PIC Pinnacle Small Company Growth Fund and PIC Small Cap. Growth Fund), and the Board of Trustees may establish additional series in the future.

        The Trust intends to distribute the shares of the Funds and desires to adopt a Plan pursuant to Rule 12b-1 under the Act, and the Trustees have determined, the exercise of their reasonable business judgment and in light of their fiduciary duty, that there is a reasonable likelihood that this Plan will benefit the Trust and its shareholders.

        The Trust employs First Fund Distributors, Inc. (the "Distributor") as the principal underwriter of its shares pursuant to a Distribution Agreement dated June 11, 1992.

        NOW, THEREFORE, in consideration of the foregoing, the Trust hereby adopts this Plan on behalf of the Fund in accordance with Rule 12b-1 under the Act on the following terms and conditions:

        1. Definitions. As used in this Plan, the following terms shall have the following meanings:

                (a) "Qualified Recipient" shall mean any broker-dealer or other "person" (as that term is defined in the Act) which (i) has entered into a written agreement (a "related agreement") that complies with the Rule with the Trust's Distributor and (ii) has rendered distribution assistance (whether direct, administrative or both) in the distribution of the Fund's shares.

                (b) "Qualified Holdings" shall mean all shares of the Funds beneficially owned by (i) a Qualified Recipient, (ii) the customers (brokerage or other) of a Qualified Recipient,

        (iii) the clients (investment advisory or other) of a Qualified Recipient, (iv) the accounts as to which a Qualified Recipient has a fiduciary or custodial relationship, and (v) the members of a Qualified Recipient, if such Qualified Recipient is an association or union; provided that the Qualified Recipient shall have been instrumental in the purchase of such Fund by, or shall have provided administrative assistance to, such customers, clients, accounts or members in relation thereto. The Distributor may make final and binding decisions as to all matters relating to Qualified Holdings and Qualified Recipients, including but not limited to (i) the identity of Qualified Recipients;
        (ii) whether or not any shares of the Funds are to be considered as Qualified Holdings of any particular Qualified Recipient; and (iii) what shares of the Funds, if any, are to be attributed to a particular Qualified Recipient, to a different Qualified Recipient or to no Qualified Recipient.

               (c) "Qualified Trustees" shall mean the Trustees of the Trust who are not interested persons, as defined in the Act, of the Trust and who have no direct or indirect financial interest in the operation of this Plan or any agreement related to this Plan. While this Plan is in effect, the selection and nomination of Qualified Trustees shall be committed to the discretion of the Trustees who are not interested persons of the Trust. Nothing herein shall prevent the involvement of others in such selection and nomination if the final decision on any such selection and nomination is approved by a majority of such disinterested Trustees.

               (d) "Permitted Payments" shall mean payment by the Distributor to Qualified Recipients as permitted by this Plan.

        2. Payments Authorized. The Distributor is authorized, pursuant to this Plan, to make Permitted Payments to any Qualified Recipient under a related agreement on either or both of the following bases:

               (a) as reimbursement for direct expenses incurred in the course of distributing shares of the Funds or providing administrative assistance to the Funds or their shareholders, including, but not limited to, advertising, printing and mailing promotional material, telephone calls and lines, computer terminals, and personnel; and/or

               (b) at a rate specified in the related agreement with the Qualified Recipient in question based on the average value of the
Qualified Holdings of such Qualified Recipient.

        3. Expenses Authorized. The Distributor is authorized, pursuant to this Plan, to purchase advertising of shares of the Funds, to pay for sales literature and other promotional material, and to make payments to sales personnel affiliated with it. Any such advertising and sales material may include references to other open-end investment companies or other investments and any salesmen so paid are not required to devote their time solely to the sale of shares of the Funds.

        4. Compensation of Distributor. The Trust shall pay to the Distributor a fee to cover its expenses for distribution of the shares of the Funds at an annual rate of 0.25 of 1% of the average daily net assets of the Funds. Payment of this fee shall be subject to any limitations set forth in applicable regulations of the National Association of Securities Dealers, Inc.

        5. Reports. While this Plan is in effect, the Distributor shall report in writing at least quarterly to the Trust's Board of Trustees, and the Board shall review, the amounts expended under the Plan and the purposes for which such expenditures were made.

        6. Effectiveness, Continuation, Termination and Amendment. This Plan has been approved (i) by a vote of the Board of Trustees of the Trust and of the Qualified Trustees, cast in person at a meeting called for the purpose of voting on this Plan; and (ii) by a vote of holders of at least a "majority" (as defined in the Act) of the outstanding voting securities of the Fund. This Plan shall become effective on the date set forth above and, unless terminated as hereinafter provided, shall continue in effect until December 31, 1997, and from year to year thereafter only so long as such continuance is specifically approved at least annually by the Trust's Board of Trustees and its Qualified Trustees cast in person at a meeting called for the purpose of voting on such continuance. This Plan may be terminated at any time by a vote of a majority of the Qualified Trustees or by the vote of the holders of a "majority" (as defined in the Act) of the outstanding voting securities of the Fund. This Plan may not be amended to increase materially the amount of payments to be made without shareholder approval, as set forth in (ii) above, and all amendments must be approved in the manner set forth under (i) above.